September 30, 2024

Dustin Weber
Chief Financial Officer
Altus Power, Inc.
2200 Atlantic Street, Sixth Floor
Stamford, CT 06902

        Re: Altus Power, Inc.
            Form 10-K for the Fiscal Year ended December 31, 2023
            Response Dated August 21, 2024
            Response Dated August 28, 2024
            File No. 001-39798
Dear Dustin Weber:

         We have reviewed your August 21, 2024 and August 28, 2024 responses to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 9, 2024 letter.

Form 10-K for the Fiscal Year ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 32

1. We understand from your response to prior comment 1 that your "pipeline of opportunities" represents various potential business endeavors that may or may not lead to the development or acquisition of electrical generating assets and that your one gigawatt measure of these opportunities represents a tally of the nameplate capacity that would be ascribed to the facilities developed or acquired if these were ever completed.

        However, you indicate that a substantial portion of the measure represents early stage projects that "...should not be relied upon in the making of investment decisions as there is no certainty that such early stage projects will be consummated," though in describing the other categories you also identify various uncertainties that may or may not preclude an
 September 30, 2024
Page 2

       assessment of economic feasibility or a determination of there being a reasonable likelihood of brining opportunities to fruition. For example, you indicate that -

             105 MW of development projects include pre-construction projects for which you have yet to secure development rights or other "critical components" such as interconnection approvals, site controls, revenue contracts, or permits.

             160 MW of development projects include some for which you have yet to complete due diligence or sign a letter of intent, lease, or power purchase agreement.

             7 MW of acquisition candidates include those considered to be a good fit though for which you have yet to secure an agreement on terms.

       Please further revise your disclosures to differentiate between projects and acquisition candidates within your pipeline of opportunities based on whether you have established economic feasibility and a reasonable expectation for completion. For example, as the term pipeline of opportunities seems to be more descriptive of those for which you would have a reasonably clear expectation for progress to fruition, you may wish to consider the term pool of opportunities for those that are simply under consideration.

       However, as you have indicated that investors may not fully rely on your quantification of opportunities in making investment decisions, please also clarify the rationale underlying your disclosure and provide details concerning the disposition of projects and acquisition candidates that were included within this category in prior reports, e.g. indicating the percentages of those that were subsequently completed, advanced towards completion, removed from consideration, or having no change in classification or status.

       Please also clarify the extent to which projects that are "currently in construction or pre-
       construction" are your own projects as opposed to projects being developed by other parties that you may acquire; and modify references to "operating acquisitions" to clarify the extent to which you are referring to operating solar generating or storage facilities that you may acquire to more clearly portray the nature of these opportunities.

Results of Operations - Year Ended December 31, 2023 Compared to Year Ended December 31,
2022, page 39

2. We note that you have proposed various revisions to the discussion and analysis in response to prior comment 2 although we do not see where you have addressed utilization. Based on the power generated and weighted average installed capacity, it appears that the capacity factor decreased from 13.7% in 2022 to 13.1% in 2023.

       Please further expand your disclosures to include details of capacity factors and your insight as to the reasons for change; similar quantification should appear on pages 29-30 to comply with Instruction 1 to Item 102 of Regulation S-K.
 September 30, 2024
Page 3

Exhibits

3. We note that the modified draft certifications submitted with your response to prior comment 3 require further revision. There should be language referring to your officers'
       responsibility for establishing and maintaining internal control over financial reporting in the introductory part of paragraph 4. Please refer to Item 601(b)(31)(i) of Regulation S-K for an example of the certification that is required to be filed and revise accordingly.


       Please contact Jenifer Gallagher at 202-551-3706 or Karl Hiller at 202-551-3686 if you
have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation